CONSENT OF MNP LLP

The undersigned hereby consents to:

(i)

the use of our report, dated March 12, 2021 (the “Auditor’s Report”), on the consolidated statements of financial position as at December 31, 2020 and December 31, 2019, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, contained in the Company’s Form 40-F Registration Statement and the documents filed with and incorporated by reference therein, and any amendments thereto (the “40-F”), filed with the United States Securities and Exchange Commission (the “SEC”);

(ii)	the incorporation by reference of the Auditor’s Report in the 40-F into the Company’s Form S-8 Registration Statement (File No. 333-242495); and

(iii)	the incorporation by reference of the Auditor’s Report in the 40-F into the Company’s Registration Statement on Form F-10, as amended (File No. 333-242483).

Jenny Lee, CPA, CA
Assurance Partner

Vancouver, BC
March 23, 2021